UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 001-40649

REE AUTOMOTIVE LTD.

(Translation of registrant’s name into English)

Kibbutz Glil-Yam 4690500, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On April 21, 2023, REE Automotive Ltd. (the “Company”) appointed Michal Drayman and Alla Felder to the board of directors of the Company (the “Board”), effective April 27, 2023.

Ms. Drayman is currently a venture partner in JVP Foodtech Impact Fund L.P., the Foodtech and Agtech investment arm of the Jerusalem Venture Partners VC, an Israeli venture capital fund, having served in such position since 2021 and previously as a Partner of JVP from 2014. In addition, Ms. Drayman serves as a director and member of the audit committee of Perion Network Ltd. (Nasdaq: PERI) and serves on the boards of several privately held companies including Innovopro Ltd., Kinoko Tech Ltd., Agrint Ltd., Greeneye – Centure application Ltd. BioBetter Ltd , aVISI Ltd and MetzerPlast. From 2005 to 2014, Ms. Drayman served as a CFO and VP business development at the European High Tech Capital, a privately held investment firm which is focused on healthcare investments. Prior to that from 2001 to 2004 Ms. Drayman served as the VP Finance America of Lumenis Inc. From 1994 to 2001, Ms. Drayman served in different financial positions in Lumenis Ltd. (previously, Nasdaq:LMNS). Ms. Drayman holds a BA in Economics and Accounting from Haifa University and an MBA from The College of Management, Rishon Letzion, Israel, Biomedical Management Track.

Ms. Felder currently serves as CFO of Weebit Nano Ltd., a high-tech company traded on the Australian stock exchange (ASX), a position she has held since 2016, and in addition provides business and financial advisory services. Ms. Felder serves on the boards, including the audit and compensation committees, of several publicly listed companies across several industries, including Redhill BioPharma Ltd. (Nasdaq: RDHL), Ashtrom Properties Ltd., Israel Shipyards Ltd, Carmit Industries Ltd., Biolight Ltd., Photomyne Ltd. and IdoMoo Ltd. Ms. Felder previously served on the board of Neuroderm Ltd., prior to its acquisition by Mitsubishi Tanabe Pharma Corporation in 2017. Ms. Felder was a Senior Manager at PricewaterhouseCoopers and received a degree in Business Administration and Accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an Executive Master’s degree in the Science of Finance from the City University of New York. Ms. Felder is a Certified Public Accountant in Israel.

Both Ms. Drayman and Felder are considered to be independent directors under the listing rules of the Nasdaq Stock Market (“Nasdaq”) and under Rule 10A-3 under the Securities and Exchange Act of 1934 and have been appointed as members of the audit and compensation committees of the Board. In addition, Ittamar Givton, a member of the Board was appointed to the compensation committee.

On April 26, 2023, Hari Nair gave notice to the Company of his resignation from the Board, effective the same day, due to the recent expansion of his other commitments. Mr. Nair’s resignation was not prompted by any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The information contained in this Report of Foreign Private Issuer on Form 6-K shall be deemed to be filed with the SEC and incorporated by reference into the Company’s registration statements, including its registration statement on Form S-8 (File No. 333-261130) and registration statement on Form F-3 (File No. 333-266902), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2023

REE Automotive Ltd.

By:	/s/ Avital Futterman
Name:	Avital Futterman
Title:	General Counsel